                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*

                   Txon International Development Corporation

                         ______________________________
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share

                         ______________________________
                         (Title of Class of Securities)

                                 No. 90210R305

                         ______________________________
                                 (CUSIP Number)

                            David L. Ficksman, Esq.
                                Loeb & Loeb LLP
        10100 Santa Monica Boulevard, Suite 2200, Los Angeles, CA 90067
                                 (310) 282-2350
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                August 14, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.
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CUSIP No. _______________

1  NAME OF REPORTING PERSON

       Main Edge International Limited

   I.R.S. IDENTIFICATION NOS OF ABOVE PERSON

       Not Applicable

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a) [_]                      (b) [_]

3  SEC USE ONLY

4  SOURCE OF FUNDS

       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

       British Virgin Islands

NUMBER OF                                    7   SOLE VOTING POWER
SHARES                                              1,961,175
BENEFICIALLY
OWNED BY                                     8   SHARED VOTING POWER
EACH                                                   0
REPORTING
PERSON                                       9   SOLE DISPOSITIVE POWER
                                                    1,961,175

                                            10   SHARED DISPOSITIVE POWER
                                                       0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,961,175 shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       [_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       75.16%

14 TYPE OF REPORTING PERSON

   OO

ITEM 1.  SECURITY AND ISSUER

       This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of Txon International Development Corporation, a Nevada Corporation (the "Issuer"). The principal executive offices of the Company is located at 13C Chinaweal Centre 414-424 Jaffe Road, Wanchai, Hong Kong.

ITEM 2.  IDENTITY AND BACKGROUND

       (a) - (c) This statement on Schedule 13D is filed by Main Edge International Limited, a British Virgin Island Corporation ("Main Edge" or the "Reporting Person"). The office of Main Edge is located at 13C Chinaweal Center 414-424 Jaffe Road, Wanchai, Hong Kong. The principal business of Main Edge is to serve as a holding company.

       Set forth on Appendix A hereto is a schedule setting forth the names and titles of the executive officers of Main Edge, the name, present principal occupation or employment of the Directors of Main Edge and the name, principal business and address of any corporation or other organization in which such employment is conducted.

       (d) and (e) During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       In connection with the closing under the Share Exchange Agreement dated as of August 10, 2000, by and among the Issuer, the Main Edge, Virtual Edge Limited and certain shareholders of the Issuer named therein (the "Share Exchange Agreement"), Main Edge acquired 1,961,175 shares of the Issuer in exchange for the Main Edge's shares of Virtual Edge Limited, a wholly owned subsidiary of the Main Edge ("Virtual Edge"), which shares represented all of the issued and outstanding shares of Virtual Edge.

ITEM 4.  PURPOSE OF TRANSACTION.

       The Reporting Person entered into the above mentioned transaction to acquire the shares of Common Stock for investment purposes. The Common Stock was acquired pursuant to the Share Exchange Agreement as described in Item 3 hereof.

       The Reporting Person intend to review on a continuing basis its investment in the Issuer and may, depending upon the evaluation of his financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Issuer.

       Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person.

                                        Number of Share      Percentage of Total
                                        ---------------      -------------------
Main Edge International Limited            1,961,175                75.16


     (b) The Reporting Person, hold the sole power to vote and to dispose or direct the disposition of any of the shares of Common Stock.

     (c) The Reporting Persons has not effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

     (d)   Not applicable.

     (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Other than as described in Item 4 above, to the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.          DESCRIPTION
-----------          -----------
1.1                  Share Exchange Agreement, dated as of August 10, 2000

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.



                                       Date:  August 21, 2000

                                       MAIN EDGE INTERNATIONAL CORPORATION

                                       By: /s/ John H.W. Hui
                                          --------------------------------
                                       John H.W. Hui
                                       Title: President
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                                  APPENDIX A

                             Officers & Directors
                        Main Edge International Limited

Name                                           Title
----                                           -----
John H.W. Hui                President and Secretary

Alfred H.B. Or               Chief Operating Officer and Director

Thomas Pai                   Chief Financial Officer and Director

David Jones                  Vice President, Information Technology and Director

Roy C.W. Wu                  Vice President, Club Management and Director

James H.C. Mak               Director

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*The address of each of these reporting persons is 13C Chinaweal Centre, 414-424
Jaffe Road, Wanchai, Hong Kong.

                                       1